SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE NEW YORK 10036-6522 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com CONFIDENTIAL September 25, 2013	FIRM/AFFILIATE

OFFICES

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BOSTON

CHICAGO

HOUSTON

LOS ANGELES

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

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BEIJING

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HONG KONG

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SÃO PAULO

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VIENNA

VIA HAND AND BY EDGAR

Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE: SHFL entertainment, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed August 23, 2013

File No. 000-20820 (the “Preliminary Proxy Statement”)

Dear Mr. Ingram:

Following up on our conversations with Kamyar Daneshvar on September 24, 2013 and September 25, 2013, and as a supplement to our response letter delivered to the SEC on September 23, 2013 (the “Response Letter”), we hereby provide an acknowledgement on behalf of our client, SHFL entertainment, Inc., a Minnesota corporation (the “Company”), to the Staff of the Office of Mergers & Acquisitions, Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jay Ingram

Securities and Exchange Commission

September 25, 2013

Please contact the undersigned at 212-735-2438 should you require further information or have any questions.

Very truly yours,
/s/ Howard L. Ellin
Howard L. Ellin

cc:	Kamyar Daneshvar, Staff Attorney, Securities and Exchange Commission

Katie S. Lever, Esq., General Counsel, SHFL entertainment, Inc.

Richard C. Witzel, Jr., Skadden, Arps, Slate, Meagher & Flom LLP

Kyle T. Seifried, Skadden, Arps, Slate, Meagher & Flom LLP

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